Exhibit 21

Subsidiaries of Derma Sciences, Inc.

Legal Name	Trade Name	State/Province of Incorporation

Derma Sciences Canada Inc.	Derma Sciences Canada Inc.	Ontario, Canada
Sunshine Products, Inc.	Sunshine Products, Inc.	Missouri, United States